

October 6, 2011

Via E-mail
Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

>   **Re: Champion Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2010**
>   **Filed January 28, 2011**
>   **Form 10-Q for the Quarterly Period Ended July 31, 2011**
>   **Filed September 9, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed February 11, 2011**
>   **File No. 0-21084**

Dear Mr. Fry:

We have reviewed your supplemental response letter to us dated September 23, 2011 in response to our letter of comment dated September 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Notes to Financial Statements

Note 3. Long-term Debt, page F-13

1.   We note your disclosure on page 21 that, with respect to the Company's revolving line of
        credit, which expires in September 2012, and its term loan facility, which expires in

September 2013, both of these credit facilities are with the same bank syndicate. We also note that you include disclosure with respect to the $17.0 million revolving credit facility in Note 3 to your financial statements. However, the outstanding balance of approximately $10.4 million at October 31, 2010 is shown separately on your balance sheet and excluded from the table at the beginning of Note 3. Please revise this table in future filings to include the debt under both of your credit facilities, and similarly revise the table summarizing the maturities of long-term debt for each of the next five years.

Form 10-Q for the Quarterly Period Ended July 31, 2011

Consolidated Statements of Operations, page 5
and
Note 5. Long-Term Debt, page 9

2.   Refer to your discussion of the July 18, 2011 Exchange Agreement with your CEO. We note you reflected the $1.3 million gain on the early extinguishment of debt resulting from this related party transaction in the statements of operations rather than reflecting such gain in additional paid-in capital as a contribution. Please amend your Form 10-Q for the quarterly period ended July 31, 2011 to reclassify the gain to additional paid-in capital within the statements of shareholders' equity, as this in essence is a capital transaction. Reference is made to ASC 470-50-40-2.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 22

3.   Please revise this section of your MD&A to discuss the July 18, 2011 exchange of debt for equity. In this regard, discuss the reason why your CEO agreed to this exchange more than three years prior to the maturity of the $3.0 million promissory note and thereby forego the additional interest that would have accrued through September 14, 2014.

4.   In future discussions of liquidity and capital resources, please begin to discuss management's plans with respect to the with respect to the Company's revolving line of credit, which expires in September 2012, and its term loan facility, which expires in September 2013. If funds generated by the Company's operations are not expected to be sufficient to fully repay these credit facilities on or before their respective maturity dates, add a discussion of the likelihood of refinancing these obligations. Also, add a discussion of the consequences if, for whatever reason, you are unable to secure additional funding when needed in the future.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

5. We note your response to our prior comments 10 and 11. Although we note that the CEO did not use "objective factors frequently used by larger issuers with more complex compensation structures such as company-wide performance, unit or individual performance metrics, compensation consultant reports and analyses, or peer group comparisons" and instead conducted a "subjective analysis," it is still unclear how the CEO determined to award each named executive officer a bonus of $25,000 and how he determined that the executive officers were entitled to their respective base salaries Please confirm that in future filings, you will include a general discussion of the factors that the CEO considered in his "subjective analysis" regarding the annual performance cash bonuses paid to the named executive officers and the base salaries of the named executive officers, including how he determined whether increases in base salaries were warranted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Chanda DeLong, Attorney-Advisor, at (202) 551-3490 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief